UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

IT&E International Group
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45032A1043
(CUSIP Number)
Kelly Alberts
c/o IT&E International Group
505 Lomas Santa Fe Drive, Suite 200
Solana Beach, CA 92075
Tel. No.: (858) 366-0968
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 14, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

SCHEDULE 13D

CUSIP No. 45032A1043	Page 1 of 1 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kelly Alberts
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 21,277,284 shares of Common Stock
BENEFICIALLY OWNED	8	SHARED VOTING POWER 0
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 21,277,284 shares of Common Stock
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,277,284 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.41%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Schedule 13D

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of IT&E International Group, a Nevada corporation (the “Company”). The address of the principal executive offices of the Company is 505 Lomas Santa Fe Drive, Suite 200, Solana Beach, CA 92075.

ITEM 2. IDENTITY AND BACKGROUND.

        a.     This Statement on Schedule 13D is being filed by Kelly Alberts (“Mr. Alberts”).

        b.     The business address of Mr. Alberts is 505 Lomas Santa Fe Drive, Suite 200, Solana Beach, CA 92075.

        c.     Mr. Alberts is the President, Chief Operating Officer and Director for IT&E International Group, a life sciences service organization. The business address of Mr. Alberts is 505 Lomas Santa Fe Drive, Suite 200, Solana Beach, CA 92075.

        d.     Mr. Alberts has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        e.     Mr. Alberts has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        f.     Mr. Alberts is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Alberts was a shareholder of IT&E International, a California corporation (“IT&E International”). On April 14, 2004, IT&E International entered into an acquisition agreement (the “Revised Acquisition Agreement”) with Clinical Trials Assistance Corporation, a Nevada corporation (“CTA”) pursuant to which the shareholders of IT&E International acquired approximately 80% of the outstanding shares of common stock of CTA (including shares of Preferred Stock on an as-converted to common stock basis) (the “Acquisition”). At the effective time of the Acquisition each share of IT&E International common stock was converted into shares of CTA common stock at a rate of 1:18.7. Shareholders of IT&E International received in the aggregate 11,000,000 shares of Common Stock and 2,000,000 shares of Series A Preferred Stock. In addition, CTA was obligated to issue an additional 820,000 shares of Series A Preferred Stock to the shareholders of IT&E International. Mr. Alberts received 5,967,500 shares of Common Stock and 1,085,000 shares of Series A Preferred Stock in the Acquisition. Mr. Alberts received an additional 444,850 shares of Series A Preferred Stock on September 28, 2005. Immediately following the Acquisition, CTA then changed its name to IT&E International Group.

Schedule 13D

On October 31, 2005, the Company’s Board of Directors approved the conversion of all of the issued and outstanding shares of the Company’s Series A Preferred Stock into shares of the Company’s Common Stock based on an exchange ratio of ten (10) shares of Common Stock to one (1) share of Series A Preferred Stock (the “Conversion”) in accordance with the Company’s Amended and Restated Articles of Incorporation. On November 4, 2005, the Company converted 2,820,000 shares of Series A Preferred Stock into 28,200,000 shares of common stock upon receipt of notice of such Conversion from the holders of Series A Preferred Stock. Mr. Alberts received 15,298,500 shares of common stock upon the Conversion of the 1,529,850 shares of Series A Preferred Stock then held by Mr. Alberts.

On November 9, 2005, Mr. Alberts and the Company entered into an Officer, Director and Securityholder Lock-Up Agreement (the “Lock-Up Agreement”), which sets forth certain restrictions on Mr. Alberts ability to dispose of the shares of the Company’s Common Stock owned by Mr. Alberts.

ITEM 4. PURPOSE OF TRANSACTION.

Mr. Alberts acquired the securities described herein as a result of the Acquisition and the Conversion.

Mr. Alberts does not have any present plans or proposals that relate to or that would result in:

        a.     The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Company;

        b.     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

        c.     A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        d.     Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        e.     Any material change in the present capitalization or dividend policy of the Company;

        f.     Any other material change in the Company’s business or corporate structure;

        g.     Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        h.     Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Schedule 13D

        i.     A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

        j.     Any action similar to any of those enumerated above.

Mr. Alberts may, at any time and from time to time, and reserves the right to, acquire additional securities of the Company, dispose of any such securities of the Company or formulate plans or proposals regarding the Company or its securities, to the extent deemed advisable by Mr. Alberts in light of his general investment policy, market conditions or other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        a.     As of the date hereof, Mr. Alberts may be deemed to beneficially own an aggregate of 21,277,284 shares of Common Stock which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act, represents approximately 35.41% of the outstanding shares of Common Stock on a diluted basis in accordance with Rule 13d-3(d).

        b.     Mr. Alberts may be deemed to have sole power to direct the vote and the sole power to direct the disposition of the 21,277,284 shares of Common Stock owned directly by him.

        c.     Other than the Conversion, Mr. Alberts has not effected any transactions in shares of Common Stock during the past 60 days.

        d.     Not applicable.

        e.     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Revised Acquisition Agreement dated April 14, 2004, the Securities Purchase Agreement, and the Lock-Up Agreement all dated as of November 9, 2005, by and among the Company, there are no contracts, arrangements, understandings or relationships between Mr. Alberts and any other person with respect to the shares of Common Stock.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

The following exhibit is filed as part of this Schedule 13D:

Exhibit 1: Revised Acquisition Agreement and Plan of Merger, dated April 14, 2004. Exhibit 2: Securities Purchase Agreement, dated as of November 9, 2005. Exhibit 3: Form of Lock-Up Agreement.

Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 6, 2005
Date

**
Signature

Kelly Alberts
Name/Title

By:	/s/ Peter Sollenne ** By Peter Sollenne as attorney-in-fact.

Schedule 13D

POWER OF ATTORNEY

The undersigned do hereby appoint Peter Sollenne and David Vandertie, and each of them, acting singly, with full power of substitution, as the true and lawful attorney of the undersigned, to sign on behalf of the undersigned in respect of the ownership of equity securities in IT&E International Group deemed held by undersigned, Kelly Alberts, and to be reported pursuant to Sections 13(d), 13(f) and 13(g) of the Securities Exchange Act of 1934, as amended, and to execute joint filing agreements with respect to such filings.

IN WITNESS WHEREOF, this Power of Attorney has been executed as of the __ day of November, 2005.

/s/ Kelly Alberts
Signature

Kelly Alberts
Name/Title

Schedule 13D